

January 4, 2008

Randall R. Reed
Secretary
Microfield Group, Inc.
111 SW Columbia Suite 480
Portland, OR 97201

>   **Re: Microfield Group, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed December 19, 2007**
>   **File No. 1-07170**

Dear Mr. Reed:

    We have limited our review of your filing to those issues we have addressed on our comments.

<u>General</u>

1. Please tell us why pro forma financial information regarding the company after the sale of CEI is not required.

<u>Cover Page</u>

2. Please disclose the total number of shares to be voted in favor of the transaction by the voting agreement or understandings with any other shareholders.

3. Please quantify the number of shares and the percent of the total shares outstanding that represent the shareholders that are party to the voting agreement. Please disclose the group or class of shareholders whose consent you solicited.

<u>Summary of the Terms of the Acquisition Agreement</u>

4. Please include a prominent "interest of certain persons" section describing the benefits that officers and directors may receive from the transaction and any conflicts of interest. See Item 5 of Schedule 14A.

5. Please clarify whether A. Mark Walter currently serves as President of Microfield and, if not, disclose when he resigned as President. We note your disclosure in the definitive proxy statement filed on May 25, 2007 that Mr. Walter was appointed President of Microfield in November 2004. Also clarify whether Mr.

Walter will have any remaining affiliation with Microfield following the sale of CEI.

6. Please make a statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction and, if so, the status of the compliance or approval. See Item 14(b)(5) of Schedule 14A.

7. Please disclose the aggregate cost of the transaction to Microfield.

8. Please discuss the accounting and tax treatment of the sale pursuant to Item 14(b)(4) of Schedule 14A and Item 1004 of Regulation M-A.

Background of the Sale of CEI

9. Please discuss in greater detail any negotiations, transactions or material contacts during the past two years between the company and Mr. Walter concerning the acquisition. See Item 14(b)(7) of Schedule 14A and Item 1005(b) of Regulation M-A.

10. Please briefly outline the facts the board and the special committee considered in determining the fairness of the consideration and disclose whether Mr. Walter participated in any deliberations relating to the acquisition when he was a director of the company.

11. Please disclose the background and discussions relating to the material agreements, such as the acquisition and voting agreements.

12. Disclose how in connection with discussions to sell Energy Connect, the parties decided to sell CEI.

Fairness Opinion and Market Check

13. Please supplementally provide to us the entire report of Roth, including the financial tables and analyses.

14. Supplementally provide us with the projections exchanged among and relied upon by the parties. Please also summarize this information and the underlying assumptions in the filing.

15. Please provide the information required by Item 1015(b) of Regulation M-A, including the procedures followed; the findings and recommendations; the bases for and methods of arriving at such findings and recommendations; instructions

received from the subject company or affiliate; and any limitation imposed by the subject company or affiliate on the scope of the investigation.

16. Please quantify the cash incentives to Roth.

Risk Factors Associated with the Sale of CEI

17. Please quantify the affect of the loss of CEI revenues to Microfield.

18. Please add a risk factor regarding any potential conflicts of interest relating to the acquisition, since Mr. Walter is an affiliate of the company.

19. Please revise the first sentence of the last paragraph. All risk factors associated with the sale of CEI should be disclosed in this filing.

Special Note Regarding Forward-Looking Statements

20. Since you are a penny stock issuer, the forward-looking statement safe harbor of the 1995 Act does not apply to statements made in the proxy statement pursuant to Section 21E(b)(1)(c) of the Securities Exchange Act of 1934. Please revise accordingly.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. **Please provide us with a marked copy of the amendment to expedite our review.** Please direct questions to Brigitte Lippmann at (202) 551-3713. You may also call the undersigned Branch Chief at (202) 551-3767, who supervised the review of your filing.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Brian Cable, Esq.
        Dunn Carney Allen Higgins & Tongue LLP
        851 SW Sixth Avenue, Suite 1500
        Portland, OR 97204-1357